Exhibit 99.3

VENTAS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of and For the Six Months Ended June 30, 2014 and For the Year Ended December 31, 2013

On June 2, 2014, Ventas, Inc. (“Ventas” or the “Company”) announced that it had entered into a definitive agreement to acquire all of the outstanding shares of American Realty Capital Healthcare Trust, Inc. (“HCT”) in a stock and cash transaction valued at $2.9 billion, or $11.33 per HCT share, including investments expected to be made by HCT prior to completion of the acquisition, the majority of which have now been completed.

The following unaudited pro forma condensed consolidated financial information sets forth:

•
The historical consolidated financial information of Ventas as of and for the six months ended June 30, 2014, derived from Ventas’s unaudited consolidated financial statements, and the historical consolidated statement of income information of Ventas for the year ended December 31, 2013, derived from Ventas’s audited consolidated financial statements;

•
Pro forma adjustments to give effect to Ventas’s August 2014 acquisition of 29 independent living seniors housing communities located in Canada on Ventas’s consolidated balance sheet as of June 30, 2014, as if the acquisition closed on June 30, 2014;

•
Pro forma adjustments to give effect to Ventas’s 2014 and 2013 acquisitions and other investments, dispositions and significant debt activity (including the August 2014 acquisition of 29 independent living seniors housing communities located in Canada and the April 2014 issuance and sale of $700 million aggregate principal amount of senior notes) on Ventas’s consolidated statements of income for the six months ended June 30, 2014 and for the year ended December 31, 2013, as if these transactions occurred on January 1, 2013;

•
The historical consolidated financial information of HCT as of and for the six months ended June 30, 2014, derived from HCT’s unaudited consolidated financial statements, and the historical consolidated statement of income information of HCT for the year ended December 31, 2013, derived from HCT’s audited consolidated financial statements;

•
Pro forma adjustments to give effect to HCT’s 2014 and 2013 acquisitions and other investments, dispositions and significant debt activity on HCT’s consolidated statements of income for the six months ended June 30, 2014 and for the year ended December 31, 2013, as if these transactions occurred on January 1, 2013;

•	Pro forma adjustments to give effect to Ventas’s acquisition of HCT on Ventas’s consolidated balance sheet as of June 30, 2014, as if the acquisition closed on June 30, 2014; and

•
Pro forma adjustments to give effect to Ventas’s acquisition of HCT on Ventas’s consolidated statements of income for the six months ended June 30, 2014 and for the year ended December 31, 2013, as if the acquisition closed on January 1, 2013.

These unaudited pro forma condensed consolidated financial statements have been prepared for informational purposes only and are based on assumptions and estimates considered appropriate by Ventas’s management; however, they are not necessarily indicative of what Ventas’s consolidated financial condition or results of operations actually would have been assuming the transactions had been consummated as of the dates indicated, nor do they purport to represent Ventas’s consolidated financial position or results of operations for future periods. These unaudited pro forma condensed consolidated financial statements do not include the impact of any synergies that may be achieved in the transactions or any strategies that management may consider in order to continue to efficiently manage Ventas’s operations.  This pro forma condensed consolidated financial information should be read in conjunction with:

•
Ventas’s unaudited consolidated financial statements and the related notes thereto as of and for the six months ended June 30, 2014 included in the Company’s Quarterly Report on Form 10-Q for the quarter then ended, filed with the Securities and Exchange Commission (“SEC”) on August 11, 2014;

•
Ventas’s audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2013 included in the Company’s Annual Report on Form 10-K for the year then ended, filed with the SEC on February 18, 2014, as amended by Amendment No. 1 to the Company’s Annual Report on Form 10-K/A, filed with the SEC on September 4, 2014;

•
HCT’s unaudited consolidated financial statements and the related notes thereto as of and for the six months ended June 30, 2014 included in HCT’s Quarterly Report on Form 10-Q for the quarter then ended, filed with the SEC on August 12, 2014; and

•
HCT’s audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2013 included in HCT’s Annual Report on Form 10-K for the year then ended, filed with the SEC on February 26, 2014.

The acquisition of HCT will be accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations.  The total purchase price of approximately $2.9 billion will be allocated to the assets ultimately acquired and liabilities ultimately assumed based upon their respective fair values.  The allocations of the purchase price reflected in these unaudited pro forma condensed consolidated financial statements have not been finalized and are based upon preliminary estimates of these fair values, which is the best available information at the current time. A final determination of the fair values of the assets acquired and liabilities assumed, which cannot be made prior to the completion of the acquisition, will be based on the actual valuations of the tangible and intangible assets and liabilities that exist as of the date of completion of the acquisition. Consequently, amounts preliminarily allocated to identifiable tangible and intangible assets and liabilities could change significantly from those used in the unaudited pro forma condensed consolidated financial statements and could result in a material change in depreciation and amortization of tangible and intangible assets and liabilities.

The completion of the valuation, the allocation of purchase price, the impact of ongoing integration activities, the timing of completion of the acquisition and other changes in tangible and intangible assets and liabilities that occur prior to completion of the acquisition could cause material differences in the information presented herein.

VENTAS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of June 30, 2014
(In thousands)

	Ventas Historical	Ventas 2014 Transactions Adjustments (A)	Pro Forma for Ventas 2014 Transactions	HCT Historical (B)	HCT Acquisition Adjustments (C)		Total Pro Forma
Assets
Net real estate investments	$18,389,744	$1,004,635	$19,394,379	$1,972,317	$738,501	(D)	$22,105,197
Cash and cash equivalents	86,635	43,669	130,304	28,695	—		158,999
Escrow deposits and restricted cash	75,514	—	75,514	2,135	—		77,649
Deferred financing costs, net	63,399	4,701	68,100	19,287	(19,287)	(E)	68,100
Other assets	1,175,494	(36,287)	1,139,207	55,091	82,300	(F)	1,276,598
Total assets	$19,790,786	$1,016,718	$20,807,504	$2,077,525	$801,514		$23,686,543
Liabilities and equity
Liabilities:
Senior notes payable and other debt	$9,602,439	$923,641	$10,526,080	$815,707	$198,783	(G)	$11,540,570
Accrued interest	56,722	—	56,722	1,540	—		58,262
Accounts payable and other liabilities	975,282	11,644	986,926	95,634	(37,676)	(H)	1,044,884
Deferred income taxes	256,392	107,026	363,418	—	—		363,418
Total liabilities	10,890,835	1,042,311	11,933,146	912,881	161,107		13,007,134
Redeemable OP unitholder and noncontrolling interests	169,292	—	169,292	—	79,959	(I)	249,251
Commitments and contingencies
Equity:
Total Ventas stockholders' equity	8,655,110	(25,593)	8,629,517	1,150,157	574,935	(J)	10,354,609
Noncontrolling interest	75,549	—	75,549	14,487	(14,487)	(K)	75,549
Total equity	8,730,659	(25,593)	8,705,066	1,164,644	560,448		10,430,158
Total liabilities and equity	$19,790,786	$1,016,718	$20,807,504	$2,077,525	$801,514		$23,686,543
See accompanying notes to unaudited pro forma condensed consolidated financial statements.

VENTAS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the six months ended June 30, 2014
(In thousands, except per share amounts)

	Ventas Historical	Ventas 2014 Transactions Adjustments (L)	Pro Forma for Ventas 2014 Transactions	HCT Historical (B)	HCT 2014 Transactions Adjustments (L)	Pro Forma for HCT 2014 Transactions	HCT Acquisition Adjustments (C)		Total Pro Forma
Revenues:
Rental income:
Triple-net leased	$480,572	$4,136	$484,708	$13,218	$4,823	$18,041	$131	(M)	$502,880
Medical office buildings	230,113	(209)	229,904	48,939	964	49,903	(162)	(M)	279,645
	710,685	3,927	714,612	62,157	5,787	67,944	(31)		782,525
Resident fees and services	745,534	58,218	803,752	58,214	11,321	69,535	—		873,287
Medical office building and other services revenue	10,667	—	10,667	—	—	—	—		10,667
Income from loans and investments	25,392	2,059	27,451	1,130	—	1,130	(12)	(N)	28,569
Interest and other income	446	—	446	—	—	—	—		446
Total revenues	1,492,724	64,204	1,556,928	121,501	17,108	138,609	(43)		1,695,494
Expenses:
Interest	179,342	13,760	193,102	12,651	359	13,010	(1,788)	(O)	204,324
Depreciation and amortization	384,412	29,424	413,836	60,656	7,303	67,959	(18,520)	(P)	463,275
Property-level operating expenses:
Senior living	497,719	28,628	526,347	41,532	7,650	49,182	—		575,529
Medical office buildings	78,680	(39)	78,641	10,150	290	10,440	—		89,081
	576,399	28,589	604,988	51,682	7,940	59,622	—		664,610
Medical office building services costs	4,997	—	4,997	—	—	—	—		4,997
General, administrative and professional fees	64,172	—	64,172	4,057	—	4,057	—		68,229
Loss (gain) on extinguishment of debt, net	2,665	(243)	2,422	—	—	—	—		2,422
Merger-related expenses and deal costs	20,359	(8,398)	11,961	25,878	(6,428)	19,450	—		31,411
Other	10,092	—	10,092	71,067	—	71,067	(71,067)	(Q)	10,092
Total expenses	1,242,438	63,132	1,305,570	225,991	9,174	235,165	(91,375)		1,449,360
Income (loss) before income from unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interest	250,286	1,072	251,358	(104,490)	7,934	(96,556)	91,332		246,134
Income from unconsolidated entities	596	36	632	—	—	—	—		632
Income tax expense	(6,707)	—	(6,707)	(642)	—	(642)	—		(7,349)
Income from continuing operations	244,175	1,108	245,283	(105,132)	7,934	(97,198)	91,332		239,417
Gain (loss) on real estate dispositions, net	12,889	(14,771)	(1,882)	—	—	—	—		(1,882)
Income (loss) from continuing operations, including real estate dispositions	257,064	(13,663)	243,401	(105,132)	7,934	(97,198)	91,332		237,535
Net income (loss) attributable to noncontrolling interest	395	—	395	(808)	—	(808)	808	(R)	395
Income (loss) from continuing operations attributable to common stockholders, including real estate dispositions	$256,669	$(13,663)	$243,006	$(104,324)	$7,934	$(96,390)	$90,524		$237,140
Income (loss) from continuing operations attributable to common stockholders per common share:
Basic	$0.87	$—	$0.83	$(0.58)	$—	$(0.54)	N/A		$0.74
Diluted	$0.87	$—	$0.82	$(0.58)	$—	$(0.54)	N/A		$0.73
Weighted average shares used in computing earnings per common share:
Basic	293,932	—	293,932	178,357	—	178,357	25,723	(S)	319,655
Diluted	296,369	—	296,369	178,357	—	178,357	26,914	(S)	323,283
See accompanying notes to unaudited pro forma condensed consolidated financial statements.

VENTAS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the year ended December 31, 2013
(In thousands, except per share amounts)

	Ventas Historical	Ventas 2014 and 2013 Transactions Adjustments (L)	Pro Forma for Ventas 2014 and 2013 Transactions	HCT Historical (B)	HCT 2014 and 2013 Transactions Adjustments (L)	Pro Forma for HCT 2014 and 2013 Transactions	HCT Acquisition Adjustments (C)		Total Pro Forma
Revenues:
Rental income:
Triple-net leased	$875,877	$63,404	$939,281	$12,880	$15,600	$28,480	$261	(M)	$968,022
Medical office buildings	450,107	5,208	455,315	64,075	31,314	95,389	(258)	(M)	550,446
	1,325,984	68,612	1,394,596	76,955	46,914	123,869	3		1,518,468
Resident fees and services	1,406,005	180,806	1,586,811	47,698	67,768	115,466	—		1,702,277
Medical office building and other services revenue	17,809	596	18,405	—	—	—	—		18,405
Income from loans and investments	58,208	(2,573)	55,635	569	—	569	(13)	(N)	56,191
Interest and other income	2,047	1	2,048	89	—	89	—		2,137
Total revenues	2,810,053	247,442	3,057,495	125,311	114,682	239,993	(10)		3,297,478
Expenses:
Interest	334,484	65,650	400,134	15,843	2,884	18,727	1,459	(O)	420,320
Depreciation and amortization	721,959	108,216	830,175	67,456	60,583	128,039	4,960	(P)	963,174
Property-level operating expenses:
Senior living	956,684	94,666	1,051,350	33,151	42,137	75,288	—		1,126,638
Medical office buildings	152,948	3,069	156,017	12,814	5,013	17,827	—		173,844
	1,109,632	97,735	1,207,367	45,965	47,150	93,115	—		1,300,482
Medical office building services costs	8,315	—	8,315	—	—	—	—		8,315
General, administrative and professional fees	115,106	(5)	115,101	4,089	—	4,089	—		119,190
Loss on extinguishment of debt, net	1,201	243	1,444	—	—	—	—		1,444
Merger-related expenses and deal costs	21,634	(7,276)	14,358	13,606	(15,239)	(1,633)	—		12,725
Other	18,732	—	18,732	—	—	—	—		18,732
Total expenses	2,331,063	264,563	2,595,626	146,959	95,378	242,337	6,419		2,844,382
Income (loss) before (loss) income from unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interest	478,990	(17,121)	461,869	(21,648)	19,304	(2,344)	(6,429)		453,096
(Loss) income from unconsolidated entities	(508)	493	(15)	—	—	—	—		(15)
Income tax benefit (expense)	11,828	—	11,828	(524)	—	(524)	—		11,304
Income (loss) from continuing operations	490,310	(16,628)	473,682	(22,172)	19,304	(2,868)	(6,429)		464,385
Gain on real estate dispositions, net	—	14,771	14,771	—	—	—			14,771
Income (loss) from continuing operations, including real estate dispositions	490,310	(1,857)	488,453	(22,172)	19,304	(2,868)	(6,429)		479,156
Net income attributable to noncontrolling interest	1,380	143	1,523	58	—	58	(58)	(R)	1,523
Income (loss) from continuing operations attributable to common stockholders	$488,930	$(2,000)	$486,930	$(22,230)	$19,304	$(2,926)	$(6,371)		$477,633
Income (loss) from continuing operations attributable to common stockholders per common share:
Basic	$1.67	$—	$1.66	$(0.15)	$—	$(0.02)	N/A		$1.50
Diluted	$1.66	$—	$1.65	$(0.15)	$—	$(0.02)	N/A		$1.48
Weighted average shares used in computing earnings per common share:
Basic	292,654	—	292,654	151,684	—	151,684	25,723	(S)	318,377
Diluted	295,110	—	295,110	151,684	—	151,684	26,914	(S)	322,024
See accompanying notes to unaudited pro forma condensed consolidated financial statements.

VENTAS, INC.
 NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - BASIS OF PRO FORMA PRESENTATION

Ventas, Inc. (“Ventas” or the “Company”) is a real estate investment trust (“REIT”) with a geographically diverse portfolio of seniors housing and healthcare properties in the United States, Canada and the United Kingdom.  The historical consolidated financial statements of Ventas include the accounts of the Company and its wholly owned subsidiaries and joint venture entities over which it exercises control.

On June 2, 2014, Ventas announced that it had entered into a definitive agreement to acquire all of the outstanding shares of American Realty Capital Healthcare Trust, Inc. (“HCT”) in a stock and cash transaction valued at $2.9 billion, or $11.33 per HCT share, including investments expected to be made by HCT prior to the acquisition, the majority of which have now been completed.

NOTE 2 - ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(A) Adjustments reflect the effect on Ventas’s historical consolidated balance sheet of its August 2014 acquisition of 29 independent living seniors housing communities located in Canada, a portion of which was funded through borrowings under a new CAD 791 million unsecured term loan, as if this transaction closed on June 30, 2014.

(B) Reflects historical consolidated financial condition or results of operations of HCT as of or for the six months ended June 30, 2014 or for the year ended December 31, 2013.  Certain amounts have been reclassified to conform to Ventas’s presentation.

(C) Reflects adjustments to record the acquisition of HCT by Ventas based upon the estimated purchase price of approximately $2.9 billion.  The calculation of the estimated purchase price to be allocated is as follows (in millions, except per share amounts):

Equity to be issued (26.9 million shares at $67.13 per share)	$1,806
Cash to be paid (assumed to be funded with borrowings under Ventas’s unsecured revolving credit facility)	192
Assumption or repayment of net debt	930
Estimated purchase price	$2,928

(D) Reflects adjustment to record the estimated increase over HCT’s historical investment in real estate based upon the preliminary estimated fair value for the tangible and intangible real estate assets to be acquired.  These estimated values are as follows (in millions):

Land and improvements	$266
Buildings and improvements	2,219
Acquired lease intangibles	225
Estimated fair value of net real estate investments	$2,710

(E) Reflects the write-off of HCT’s historical deferred financing costs, which were not assigned any value in the preliminary purchase price allocation.

(F) Reflects adjustments to eliminate assets of HCT included in the historical consolidated financial information that Ventas is not acquiring as part of the working capital consideration, net of other acquired assets, primarily consisting of approximately $150 million of other intangible assets.

(G) Reflects the following adjustments (in millions):

Write-off of HCT’s historical fair value of debt adjustments	$(4)
Fair value of debt adjustment recorded in connection with the acquisition	11
HCT debt anticipated to be repaid at closing	(508)
Anticipated borrowings under Ventas’s unsecured revolving credit facility	708
Pro forma adjustment to debt	$207

(H) Reflects adjustments to eliminate historical other liabilities of HCT that were not assigned any value in the preliminary purchase price allocation and the recording of approximately $31 million of various lease intangibles, which were recorded based on preliminary fair value calculations.

(I) Reflects the adjustment to record the fair value of the redeemable OP unitholder interests, which are valued at a price of $11.33 per unit (the acquisition value of each share of HCT common stock at the time the acquisition was announced).

(J) Reflects the write-off of HCT’s historical equity, net of the issuance of 26.9 million shares of Ventas common stock in connection with the HCT acquisition, which are valued at $1.8 billion.

(K) Reflects the adjustment to record the reclassification of HCT’s historical noncontrolling interest value to redeemable OP unitholder interests.

NOTE 3 - ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(L) Adjustments reflect the effect on Ventas’s and HCT’s historical consolidated statements of income of Ventas’s and HCT’s respective significant 2014 and 2013 transactions, as if those transactions were consummated on January 1, 2013.  With respect to Ventas, these adjustments primarily relate to certain acquisitions and dispositions (including its August 2014 acquisition of 29 independent living seniors housing communities located in Canada) and debt repayments and issuances.  With respect to HCT, these adjustments primarily relate to various asset acquisitions.

(M) Reflects the net amortization of above and below market lease intangibles recorded by Ventas as a result of the HCT acquisition and the elimination of HCT’s historical amortization related to above and below market lease intangibles.

(N) Reflects the elimination of HCT’s historical revenues attributable to assets that Ventas is not acquiring as part of the acquisition.

(O) Reflects the following adjustments (in millions):

	For the Six Months Ended June 30, 2014	For the Year Ended December 31, 2013
Write-off of HCT’s historical fair value of debt adjustments	$1	$1
Fair value of debt adjustment recorded in connection with the acquisition	(2)	(4)
HCT debt anticipated to be repaid at closing	(3)	(1)
Anticipated borrowings under Ventas’s unsecured revolving credit facility	5	10
Write-off of HCT’s deferred financing costs	(3)	(4)
Pro forma adjustment to interest expense	$(2)	$2

(P) Based on the preliminary purchase price allocation, Ventas expects to allocate $266 million to land and $2.2 billion to buildings and improvements. Depreciation expense is calculated on a straight-line basis based on Ventas’s purchase price allocation and using a 35-year life for buildings and permanent structural improvements, a five-year life for furniture and equipment and a ten-year life for land improvements. Additionally, Ventas’s purchase price allocation includes $180 million of acquired in-place lease intangibles. Further, the adjustment reflects the elimination of historical depreciation and amortization expense.

(Q) Reflects the elimination of costs and fees directly attributable to the merger and fees associated with the ultimate disposition of HCT’s assets.

(R) Reflects the elimination of HCT’s noncontrolling interest that Ventas is not acquiring as part of the acquisition.

(S) Reflects the issuance of 26.9 million shares of Ventas common stock upon consummation of the HCT acquisition, including the impact of redeemable OP units issued on the acquisition date.

NOTE 4 - FUNDS FROM OPERATIONS AND NORMALIZED FUNDS FROM OPERATIONS

Ventas’s historical and pro forma funds from operations (“FFO”) and normalized FFO for the six months ended June 30, 2014 and the year ended December 31, 2013 are summarized as follows (in thousands):

VENTAS, INC.
UNAUDITED PRO FORMA FFO AND NORMALIZED FFO
For the six months ended June 30, 2014
(In thousands, except per share amounts)

	Ventas Historical	Ventas 2014 Transactions Adjustments	Pro Forma for Ventas 2014 Transactions	HCT Historical	HCT 2014 Transactions Adjustments	Pro Forma for HCT 2014 Transactions	HCT Acquisition Adjustments	Total Pro Forma

Income (loss) from continuing operations attributable to common stockholders	$256,669	$(13,663)	$243,006	$(104,324)	$7,934	$(96,390)	$90,524	$237,140
Discontinued operations	2,776	(854)	1,922	—	—	—	—	1,922
Net income (loss) attributable to common stockholders	259,445	(14,517)	244,928	(104,324)	7,934	(96,390)	90,524	239,062
Adjustments:
Real estate depreciation and amortization	381,262	29,424	410,686	60,523	7,303	67,826	(18,520)	459,992
Real estate depreciation related to noncontrolling interest	(5,305)	—	(5,305)	—	—	—	—	(5,305)
Real estate depreciation related to unconsolidated entities	2,989	—	2,989	—	—	—	—	2,989
(Gain) loss on real estate dispositions, net	(12,889)	14,771	1,882	—	—	—	—	1,882
Discontinued operations:
Gain on real estate dispositions, net	(1,483)	1,058	(425)	—	—	—	—	(425)
Depreciation on real estate assets	1,528	(159)	1,369	—	—	—	—	1,369
FFO	625,547	30,577	656,124	(43,801)	15,237	(28,564)	72,004	699,564
Adjustments:
Change in fair value of financial instruments	41	—	41	—	—	—	—	41
Income tax expense	6,407	—	6,407	—	—	—	—	6,407
Loss on extinguishment of debt, net	2,114	(243)	1,871	—	—	—	—	1,871
Merger-related expenses and deal costs	20,363	(8,398)	11,965	25,878	(6,428)	19,450	—	31,415
Amortization of other intangibles	511	—	511	—	—	—	—	511
Normalized FFO	$654,983	$21,936	$676,919	$(17,923)	$8,809	$(9,114)	$72,004	$739,809

Ventas’s historical and pro forma FFO and normalized FFO per diluted share outstanding for the six months ended June 30, 2014 follows (in thousands, except per share amounts) (1):

	Ventas Historical	Total Pro Forma

Income from continuing operations attributable to common stockholders	$0.87	$0.73
Discontinued operations	0.01	0.01
Net income attributable to common stockholders	0.88	0.74
Adjustments:
Real estate depreciation and amortization	1.29	1.42
Real estate depreciation related to noncontrolling interest	(0.02)	(0.02)
Real estate depreciation related to unconsolidated entities	0.01	0.01
(Gain) loss on real estate dispositions, net	(0.04)	0.01
Discontinued operations:
Gain on real estate dispositions, net	(0.01)	(0.00)
Depreciation on real estate assets	0.01	0.00
FFO	2.11	2.16
Adjustments:
Change in fair value of financial instruments	0.00	0.00
Income tax expense	0.02	0.02
Loss on extinguishment of debt, net	0.01	0.01
Merger-related expenses and deal costs	0.07	0.10
Amortization of other intangibles	0.00	0.00
Normalized FFO	$2.21	$2.29

Dilutive shares outstanding used in computing FFO and normalized FFO per common share	296,369	323,283

(1) Per share amounts may not add due to rounding.

VENTAS, INC.
UNAUDITED PRO FORMA FFO AND NORMALIZED FFO
For the year ended December 31, 2013
(In thousands, except per share amounts)

	Ventas Historical	Ventas 2014 and 2013 Transactions Adjustments	Pro Forma for Ventas 2014 and 2013 Transactions	HCT Historical	HCT 2014 and 2013 Transactions Adjustments	Pro Forma for HCT 2014 and 2013 Transactions	HCT Acquisition Adjustments	Total Pro Forma

Income (loss) from continuing operations attributable to common stockholders	$488,930	$(2,000)	$486,930	$(22,230)	$19,304	$(2,926)	$(6,371)	$477,633
Discontinued operations	(35,421)	2,154	(33,267)	—	—	—	—	(33,267)
Net income (loss) attributable to common stockholders	453,509	154	453,663	(22,230)	19,304	(2,926)	(6,371)	444,366
Adjustments:
Real estate depreciation and amortization	716,412	108,216	824,628	66,975	60,583	127,558	4,960	957,146
Real estate depreciation related to noncontrolling interest	(10,512)	—	(10,512)	—	—	—	—	(10,512)
Real estate depreciation related to unconsolidated entities	6,543	—	6,543	—	—	—	—	6,543
Gain on re-measurement of equity interest upon acquisition, net	(1,241)	—	(1,241)	—	—	—	—	(1,241)
Gain on real estate dispositions, net	—	(14,771)	(14,771)	—	—	—	—	(14,771)
Discontinued operations:
Gain on real estate dispositions, net	(4,059)	1,262	(2,797)	—	—	—	—	(2,797)
Depreciation on real estate assets	47,806	(2,892)	44,914	—	—	—	—	44,914
FFO	1,208,458	91,969	1,300,427	44,745	79,887	124,632	(1,411)	1,423,648
Adjustments:
Change in fair value of financial instruments	449	—	449	—	—	—	—	449
Income tax benefit	(11,828)	—	(11,828)	—	—	—	—	(11,828)
Loss on extinguishment of debt, net	1,048	243	1,291	—	—	—	—	1,291
Merger-related expenses and deal costs	21,560	(7,276)	14,284	13,606	(15,239)	(1,633)	—	12,651
Amortization of other intangibles	1,022	—	1,022	—	—	—	—	1,022
Normalized FFO	$1,220,709	$84,936	$1,305,645	$58,351	$64,648	$122,999	$(1,411)	$1,427,233

Ventas’s historical and pro forma FFO and normalized FFO per diluted share outstanding for the year ended December 31, 2013 follows (in thousands, except per share amounts) (1):

	Ventas Historical	Total Pro Forma

Income from continuing operations attributable to common stockholders	$1.66	$1.48
Discontinued operations	(0.12)	(0.10)
Net income attributable to common stockholders	1.54	1.38
Adjustments:
Real estate depreciation and amortization	2.43	2.97
Real estate depreciation related to noncontrolling interest	(0.04)	(0.03)
Real estate depreciation related to unconsolidated entities	0.02	0.02
Gain on re-measurement of equity interest upon acquisition, net	(0.00)	(0.00)
Gain on real estate dispositions, net	—	(0.05)
Discontinued operations:
Gain on real estate dispositions, net	(0.01)	(0.01)
Depreciation on real estate assets	0.16	0.14
FFO	4.09	4.42
Adjustments:
Change in fair value of financial instruments	0.00	0.00
Income tax benefit	(0.04)	(0.04)
Loss on extinguishment of debt, net	0.00	0.00
Merger-related expenses and deal costs	0.07	0.04
Amortization of other intangibles	0.00	0.00
Normalized FFO	$4.14	$4.43

Dilutive shares outstanding used in computing FFO and normalized FFO per common share	295,110	322,024

(1) Per share amounts may not add due to rounding.

Unaudited pro forma FFO and normalized FFO are presented herein for informational purposes only and are based on available information and assumptions that the Company’s management believes to be reasonable; however, they are not necessarily indicative of what Ventas’s FFO or normalized FFO actually would have been assuming the transactions had occurred as of the dates indicated.

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time.  However, since real estate values historically have risen or fallen with market conditions, many industry investors deem presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.  To overcome this problem, Ventas considers FFO and normalized FFO to be appropriate measures of operating performance of an equity REIT.  In particular, Ventas believes that normalized FFO is useful because it allows investors, analysts and Ventas management to compare Ventas’s operating performance to the operating performance of other real estate companies and between periods on a consistent basis without having to account for differences caused by unanticipated items and other events such as transactions and litigation.  In some cases, Ventas provides information about identified non-cash components of FFO and normalized FFO because it allows investors, analysts and Ventas management to assess the impact of those items on Ventas’s financial results.

Ventas uses the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO.  NAREIT defines FFO as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property, including gain on re-measurement of equity method investments, and impairment write-downs of depreciable real estate, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.  Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.  Ventas defines normalized FFO as FFO excluding the following income and expense items (which may be recurring in nature): (a) merger-related costs and expenses, including amortization of intangibles, transition and integration expenses, and deal costs and expenses, including expenses and recoveries relating to the Company’s acquisition lawsuits; (b) the impact of any expenses related to asset impairment and valuation allowances, the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of the Company’s debt; (c) the non-cash effect of income tax benefits or expenses and derivative transactions that have non-cash mark-to-market impacts on the Company’s consolidated statements of income; (d) the impact of future acquisitions or divestitures (including pursuant to tenant options to purchase) and capital transactions; (e) the financial impact of contingent consideration, severance-related costs, charitable donations made to the Ventas Charitable Foundation, gains and losses for non-operational foreign currency hedge agreements and changes in the fair value of financial instruments; and (f) expenses related to the re-audit and re-review of the Company’s historical financial statements and related matters.

FFO and normalized FFO presented herein may not be identical to FFO and normalized FFO presented by other real estate companies due to the fact that not all real estate companies use the same definitions.  FFO and normalized FFO should not be considered as alternatives to net income (determined in accordance with GAAP) as indicators of Ventas’s financial performance or as alternatives to cash flow from operating activities (determined in accordance with GAAP) as measures of Ventas’s liquidity, nor is FFO and normalized FFO necessarily indicative of sufficient cash flow to fund all of Ventas’s needs.  Ventas believes that in order to facilitate a clear understanding of Ventas’s consolidated historical operating results, FFO and normalized FFO should be examined in conjunction with net income as presented in the unaudited pro forma condensed consolidated financial statements.